UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 3, 2022, Connect Biopharma Holdings Limited (the “Company”) announced top-line results at 12 weeks from its Phase 2 trial for CBP-307 (“CBP-307CN002”), a once-daily, orally administered, selective sphingosine 1-phosphate receptor modulator in development for the treatment of ulcerative colitis (“UC”).

Administration of CBP-307 0.2 mg demonstrated a numerical reduction for the primary endpoint of least squares (“LS”) mean change from baseline in adapted Mayo Score at Week 12 that did not meet statistical significance. A significantly higher proportion of patients who received CBP-307 0.2 mg dose achieved Clinical Remission as compared to placebo based on both the complete and adapted Mayo Scores. Additionally, reductions in lymphocyte counts amongst individuals receiving CBP-307 0.2 mg confirmed pharmacodynamic activity of CBP-307 in patients with active UC. The Company intends to engage in partnership discussions for the future development of CBP-307 to focus resources on its lead program CBP-201, a IL4Ra antagonist.

The primary endpoint of LS mean change from baseline in adapted Mayo Score (stool frequency, rectal bleeding, and endoscopy scores) at Week 12 for CBP-307 0.2 mg and placebo were -2.65 and -2.01, respectively (p=0.103).

Secondary endpoints that were met for CBP-307 0.2 mg included a significantly higher proportion of patients reaching Clinical Remission compared to placebo as measured by both adapted (28.3% vs 9.6%, difference=18.7; p=0.016) and complete Mayo Scores (18.9% vs 5.8%, difference=13.1; p=0.044), respectively. For patients receiving CBP-307 0.2 mg, significant improvements were also noted for change in complete Mayo Score (adapted Mayo Score with physician’s global assessment) from baseline to Week 12 (LS Mean Change from Baseline for CBP-307 vs. placebo: -3.67 vs -2.74, p=0.050) and in Clinical Response as measured by complete Mayo Score (52.8% vs 30.8%, p=0.023). A numerical improvement in Clinical Response as measured by adapted Mayo Score (54.7 % vs 36.5%, p=0.064) was observed in the CBP-307 0.2 mg group that did not meet statistical significance.

For CBP-307 0.1 mg, a numerically higher proportion of patients reached Clinical Remission compared to placebo as measured by both adapted (12.8% vs 9.6%, difference=3.5; p=0.601) and complete Mayo Scores (10.3% vs 5.8%, difference=4.8; p=0.397), respectively, that did not meet statistical significance. In this group, numerical improvements were noted for Clinical Response as measured by complete Mayo Score (33.3% vs 30.8%, p=0.760) that did not meet statistical significance. No improvement in Clinical Response as measured by adapted Mayo Score (33.3% vs 36.5%, p=0.784) was observed in the CBP-307 0.1 mg group.

Analysis of exploratory pharmacodynamic endpoints showed that patients receiving CBP-307 0.2 mg and 0.1 mg demonstrated a mean percent lymphocyte count reduction from baseline of 51.3% and 42.7% with mean absolute lymphocyte counts reduced to approximately 0.8 (109/L) and 1.0 (109/L), respectively, at Week 12.

Across the CBP-307 0.2 mg, CBP-307 0.1 mg, and placebo groups, the occurrence of drug-related treatment emergent adverse events (“TEAEs”) was 66.0%, 59.0%, and 38.5%, respectively. In addition, CBP-307 0.2 mg and placebo groups were similar in the occurrence of Grade 3 or higher TEAEs (7.5% vs 7.7%, respectively) and Serious TEAEs (3.8% vs 5.8%, respectively). For CBP-307 0.1 mg, the rates of Grade 3 or higher TEAEs and Serious TEAEs were 25.6% and 15.4%, respectively. Across the CBP-307 0.2 mg and CBP-307 0.1 mg groups, the occurrence of drug-related Grade 3 or higher TEAEs was 5.7% and 12.8%, respectively, and the occurrence of drug-related Serious TEAEs was 1.9% and 5.1%, respectively, and no such TEAEs were observed in the placebo group. There were no cases of progressive multifocal leukoencephalopathy and no deaths. The overall safety results in this study showed CBP-307 to be generally well tolerated in patients with moderate-to-severe UC. Given the safety findings along with the efficacy results of this study, the Company believes that CBP-307 warrants further clinical development in UC.

CBP-307CN002 is an active Phase 2 study evaluating the efficacy and safety of CBP-307 as an induction and maintenance therapy in adult patients with moderate-to-severe UC. The randomized, double-blind, placebo-controlled, multi-center study enrolled a total of 145 patients in two active dose arms (CBP-307 0.1 mg [n=39]; CBP-307 0.2 mg [n=53]) and a placebo arm (n=53) from over 60 sites in 4 countries.

On May 3, 2022, the Company issued the press release attached hereto as Exhibit 99.1.

Also on May 3, 2022, the Company provided a corporate presentation by posting the presentation to the Company’s website, www.connectbiopharm.com. This presentation is also attached hereto as Exhibit 99.2. The Company plans to use its website to disseminate future updates to its corporate presentation and does not intend to furnish a Form 6-K report alerting investors each time the presentation is updated.

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 and S-8 (Registration Nos. 333-264340 and 333-254524, respectively) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information set forth in the attached exhibits shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing.

The furnishing of the attached exhibits is not an admission as to the materiality of any information therein. The information contained in the exhibits is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases, by updating its website or through other public disclosures.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the potential of such product candidates, including to achieve any benefit or profile, and trends within the ulcerative colitis population, and partnerships for the future development of CBP-307. The inclusion of forward-looking statements shall not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated May 3, 2022: Connect Biopharma Announces Week 12 Top-Line Results from Phase 2 CBP-307 Trial in Patients with Moderate-to-Severe Ulcerative Colitis

Exhibit 99.2	Corporate presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2022	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
Name: Steven Chan
Title: Chief Financial Officer